                                                             File No. 70-
                                                                         ------

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         JOINT APPLICATION-DECLARATION
                                     UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



THE COLUMBIA GAS SYSTEM, INC.
12355 Sunrise Valley Drive
Suite 300
Reston, VA 20191-3420


COLUMBIA GAS OF MARYLAND, INC.
200 Civic Center Drive
Columbus, OH 43215




--------------------------------------------------------------------------------
              (Names of company or companies filing this statement
                 and addresses of principal executive offices)

                         THE COLUMBIA GAS SYSTEM, INC.
--------------------------------------------------------------------------------
               (Name of top registered holding company parent of
                          each applicant or declarant)

                          J. W. Trost, Vice President
                    COLUMBIA GAS SYSTEM SERVICE CORPORATION
                           12355 Sunrise Valley Drive
                                   Suite 300
                             Reston, VA 20191-3420

                    (Name and address of agent for service)
  (Other Agents for Service are Listed on the Reverse Side of the Front Cover)

Names and Addresses of Subsidiary Company Agents for Service:

D. L. GELBAUGH, Vice President
Columbia Gas of Maryland, Inc.
200 Civic Center Drive
Columbus, OH 43215



--------------------------------------------------------------------------------
               (Names and Addresses of Other Agents for Service)

Item 1.  Description of Proposed Transaction

         The Columbia Gas System, Inc. (Columbia) and Columbia Gas of
Maryland, Inc. (Columbia Maryland) are seeking Commission authorization to re-finance Columbia Maryland's long-term debt outstanding as of August 21, 1996, by exchanging Installment Promissory Notes ("Old Notes") previously issued by Columbia Maryland to Columbia for new Promissory Notes ("New Notes"). The New Notes will have a weighted average interest rate lower than the weighted average interest rate of the Old Notes currently outstanding. This transaction, subject to Commission approval, will occur on or around December 31, 1996. This application is similiar to Columbia's Form U-1 (70-8471), and subsequent post-effective amendments which were approved by the Commission on December 22, 1994 (Release No. 35-2621) and January 25, 1995 (Release No. 35-26462).

         On or about December 31, 1996, Columbia Maryland intends to exchange all Old Notes previously issued to Columbia through the period August 21, 1996, or, approximately $18 million for New Notes. The New Notes will have a weighted average interest rate lower than the weighted average interest rate of the Old Notes currently outstanding. The Commission previously authorized this transaction through the issuance of a Supplemental Order dated January 25, 1996, in response to Post-Effective Amendment No. 13 (Release No. 35-26462; 70-8471). However, due to various administrative delays, the above described transaction has not yet occurred. To minimize administrative burden, and to logically coordinate the internal financing process with other subsidiaries, Columbia wishes to re-finance Columbia Maryland and certain of its other subsidiaries including Columbia of Kentucky, Inc., Columbia of Ohio, Inc., Columbia of Pennsylvania, Inc., and Commonwealth Gas Services, Inc. at the same time. These respective subsidiaries are in the process of obtaining state regulatory approvals that will authorize the re-financing of long term debt held by Columbia as of August 21, 1996, by way of exchanging existing Old Notes for New Notes. Under Section 6 of the Public Utility Holding Company Act of 1935 (Act), the Commission exempts itself from oversight responsibility for certain financing matters if a state commission of the state in which a subsidiary company is organized and doing business expressly authorizes the proposed transaction(s). All of Columbia's "utility company" long term financing activities are expressly authorized by their respective state commissions with the exception of Columbia Maryland. Subject to the appropriate State Commission approvals for the "utility company" subsidiaries, the transaction described in this application will occur on or about December 31, 1996.

         The maturities and interest rates of the New Note issuance will mirror the 7 series of Debentures that were issued by Columbia upon emergence from bankruptcy. The issuance of the Columbia debentures was authorized by the Commission in Release No. 35-26361; 70-8627. The New Notes will be governed by the terms of a loan agreement in certificated form, will be secured or unsecured, will be dated the date of their issue, and may have other provisions as described in the form of the Notes. The applicable loan agreement and form of the New Note were previously provided to the Commission by way of Post-Effective Amendment No. 8 to Form U-1 (Release No. 35-26462; 70-8471).


Item 2.  Fees, Commissions and Expenses.

         (a) State (1) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and (2) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.

Services of Columbia Gas System Service Corporation (Service Corporation)
in connection with the preparation of the Application-Declaration . . . . . . . . . . . .   $    2,000
                                                                                            -------------
Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $    2,000
                                                                                            =============

         (b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of the applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

         Service Corporation will perform certain services at cost as set forth in Item 2(a) above.

Item 3.  Applicable Statutory Provisions

         (a) State the section of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in the absence of a specific exemption, state the basis of exemption.

         The issuance of securities is governed by Sections 6 and 7 of the Act and Rule 43 thereunder. Section 9 and 10 of the Act, and Rule 43 promulgated thereunder, are applicable to the acquisition of the Subsidiaries' securities by Columbia. The lending of funds by Columbia to its subsidiaries is governed by Section 12(b) and Rule 45 thereunder.

         Rule 52 provides an exemption from the provisions of Sections 6, 7, 9 and 10 for the issuance of securities by the Subsidiaries and the acquisition thereof by Columbia, except for Columbia Maryland which does not qualify for such an exemption. However, Rule 45(b)(1) provides an exemption from the provisions of Section 12(b) and Rule 45(a) for the lending of funds by Columbia to the Subsidiaries.

         To the extent that the transactions which are the subject matter of the Application-Declaration are considered by the Commission to require authorization, approval or exemption under any section of the Act or provision of the rules and regulations other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.

Item 4.  Regulatory Approval

         (a) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the Securities and Exchange Commission) over the proposed transaction.

         Columbia has utility subsidiary companies in five states, including Ohio, Virginia, Pennsylvania, Kentucky, and Maryland. All of these states have state public utility commissions which are statutorily authorized to approve the issuance and sale of securities by utility companies within their respective states. Maryland, however, only requires state commission approval of the issuance of securities of a public service company incorporated under the laws of Maryland. Columbia Maryland is incorporated in the state of Delaware, and therefore does not require public service commission approval of an issuance of securities.

         (b) Describe the action taken or proposed to be taken before any commission named in answer to paragraph (a) of this item in connection with the proposed transaction.

         Not Applicable.

Item 5.  Procedure.

         (a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

         Columbia respectfully requests that the Commission issue its Notice by November 15, 1996, and issue its Order on or before December 15, 1996.

         (b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

         Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

                                   SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

         The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.


                                THE COLUMBIA GAS SYSTEM, INC.


DATE:                           by:
      ------------------           ------------------------------------------
                                         M. W. O'Donnell, Senior Vice
                                         President & Chief Financial Officer



                                COLUMBIA GAS OF MARYLAND, INC.


DATE:                           by:
      ------------------           ------------------------------------------
                                         J. W. Trost, Vice President